U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                             Commission File Number:

                           Notification of Late Filing

                                  (Check One):
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                         For Period Ended: June 30, 2002

         [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
         [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information
                         -------------------------------

                             WILLIAMS CONTROLS, INC.
                             -----------------------

                             Full Name of Registrant

                                 NOT APPLICABLE
                                 --------------

                            Former Name if Applicable

                              14100 SW 72nd Avenue
                              --------------------
            Address of Principal Executive Office (Street and Number)

                             Portland, Oregon 97224
                             ----------------------

                            City, State and Zip Code

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                        Part II - Rules 12b-25(b) and (c)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative
                              --------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 due to the diversion of time and effort by the Registrant's management with respect to certain capitalization transactions which have delayed the Registrant's preparation and review of its quarterly report. On July 5, 2002, the Registrant filed a Current Report on 8-K describing under Item 1 of such report a recapitalization transaction in which the
Registrant  sold  shares  of a new  Series B  Preferred  Stock,  15%  Redeemable
Convertible Series, in exchange for cash and debt forgiveness totaling $15,000,000. On July 18, 2002, the Registrant filed its Final Amendment to Schedule TO-I/A reporting the completion of the exchange of all of the outstanding shares of its Series A Preferred Stock, 7 1/2% Redeemable Convertible Series for shares of its Series A-1 Preferred Stock, Non-Redeemable Convertible Series. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant intends to file the affected quarterly report on or prior to the prescribed extended date.

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                           Part IV - Other Information
                           ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.

                           Dennis Bunday 503 684-8600
                           ------------- --- --------
                           (Name) (Area Code) (Telephone Number)


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
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             WILLIAMS CONTROLS, INC.
                             -----------------------

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 13, 2002                            By: /s/ DENNIS BUNDAY
                                                    -----------------------
                                                    Dennis Bunday
                                                    Chief Financial Officer




























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